February 2, 2010

Re:	The Stanley Works Amendment No. 1 to Registration Statement on Form S-4 Filed January 15, 2010 File No. 333-163509 Definitive Proxy Statement on Schedule 14A File No. 001-05224
Dear Mr. Ingram:
     Our client, The Stanley Works (“Stanley”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement” and such amendment, “Amendment No. 2”) relating to the proposed business combination transaction involving Stanley and The Black & Decker Corporation (“Black & Decker”). For your convenience, we have enclosed herein four marked copies of Amendment No. 2, which have been marked to show changes made since Amendment No. 1 to the Registration Statement, as well as four unmarked copies of Amendment No. 2.
     Set forth below are Stanley’s responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to Stanley, dated January 27, 2010. For convenience of reference, the Staff’s comments have been reproduced herein in italics.
Form S-4/A filed January 15, 2010
Severance Benefits Agreements, page 78
1.	We have reviewed your response to comment 31 in our letter dated December 31, 2009. Please revise the table on page 79 to also include column totals.
     The applicable table in the Registration Statement has been revised in response to this Comment (and to reflect updated “Benefits” and “Estimated Gross-Up” data), as set forth below.

Executive Officer	Severance Payment	Benefits	Estimated Gross-Up	Total
Michael D. Mangan	$7,770,000	$140,105	$9,074,113	$16,984,218

Charles E. Fenton	$5,544,000	$286,365	—	$5,830,365

John W. Schiech	$4,394,250	$103,088	$3,805,348	$8,302,686

Stephen F. Reeves	$3,780,000	$88,346	$4,285,866	$8,154,212

James T. Caudill	$3,881,250	$86,888	$2,045,744	$6,013,882

Paul F. McBride	$3,671,250	$105,010	—	$3,776,260

Bruce W. Brooks	$3,363,000	$88,732	$2,144,951	$5,596,683

Les H. Ireland	$3,277,500	$89,155	—	$3,366,655

John H. Wyatt	$2,679,690	$40,472	—	$2,720,162

Mark M. Rothleitner	$2,925,000	$88,810	—	$3,013,810

Ben S. Sihota	$2,633,550	$114,368	—	$2,747,918

Michael A. Tyll	$2,742,750	$65,350	$1,994,766	$4,802,866

Christina M. McMullen	$2,457,000	$71,192	—	$2,528,192

William S. Taylor	$2,115,705	$73,532	$1,076,746	$3,265,983

Amy K. O’Keefe	$2,115,000	$77,090	$1,027,896	$3,219,986

Jaime A. Ramirez	$1,980,000	$81,461	$1,096,713	$3,158,174

James R. Raskin	$2,044,500	$79,146	$1,250,893	$3,374,539

Anthony V. Milando	$1,956,375	$79,741	$1,063,121	$3,099,237

Natalie A. Shields	$1,339,500	$73,995	$922,647	$2,336,142

Total	$60,670,320	$1,832,846	$29,788,804	$92,291,970

Board of Directors and Management After the Merger, page 82
2.	You indicate that six directors from the pre-merger Black & Decker board will be appointed to the post-merger Stanley board. Tell us the status of your efforts to identify the six directors and obtain their consent to serve. Summarize the status of this process in this section of the filing. Please also refer to Rule 438 of Regulation C and provide the appropriate consents of the director(s) you have selected or tell us when and how you propose to update your filing to include this information. At this point, it appears that you should have Mr. Archibald sign the registration statement or file a written consent under Rule 438.
     Stanley respectfully advises the Staff that, pursuant to the merger agreement entered into by Stanley and Black & Decker, Black & Decker has the right to name its directors, subject to the approval by the pre-merger Stanley board of directors or the Corporate Governance Committee thereof. Other than for Nolan D. Archibald, to date, Black & Decker has not yet named its directors and Stanley has not yet approved any such nominees.
     Stanley has been informed by Black & Decker that the Black & Decker board currently intends to address this matter in the coming weeks and, in any event, prior to the closing of the merger. Stanley confirms to the Staff that, once Black & Decker names its directors and such individuals are approved by Stanley, Stanley will file a Form 8-K, which will be incorporated by reference into the Registration Statement, disclosing the names of such individuals and attaching their consents to be so named under Rule 438.
     Additionally, Stanley has included the following disclosure in the Registration Statement:

3

     Board of Directors and Management After the Merger
     Upon the effective time of the merger, the Stanley board of directors will be expanded from its current size of nine members to 15 members. All nine members of the pre-merger Stanley board of directors will remain on the post-merger Stanley board, and six members of the pre-merger Black & Decker board will be appointed to the post-merger Stanley board at the effective time of the merger. Black & Decker will have the right to name its six directors, subject to approval by the pre-merger Stanley board of directors or the Corporate Governance Committee thereof. Mr. Archibald will be one of the six Black & Decker directors. Other than for Nolan D. Archibald, as of the date of this joint proxy statement/prospectus, Black & Decker has not yet named its directors and Stanley has not yet approved any such nominees. The directors from Black & Decker will be allocated, as evenly as possible, among the three classes of the Stanley board of directors. At the first Stanley shareholder meeting after the closing at which directors are elected, the merger agreement requires Stanley to cause the six directors from the pre-merger Black & Decker board of directors to be nominated for election by the shareholders of Stanley. Of the independent directors from the pre-merger Stanley board of directors, the merger agreement requires one to be appointed the lead independent director of the post-merger board of directors. It is anticipated that the bylaws and corporate governance guidelines of Stanley will be amended at the effective time of the merger to create the position of lead independent director and define the responsibilities of such position in relation to the position of Chairman of the board of directors and otherwise.
     Lastly, Stanley has filed a consent of Mr. Archibald under Rule 438 with respect to the Registration Statement as Exhibit 99.4 thereto.
Exhibit 5.1
3.	We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.
     Stanley respectfully advises the Staff that counsel will file an updated legal opinion as an exhibit to Amendment No. 2.
Definitive Proxy Statement filed by The Stanley Works on March 20, 2009
4.	It is unclear from your response to comment 43 of our letter dated December 31, 2009 whether you will disclose the ROCE goals used for awarding LTIP performance units. Item 402(b) of Regulation S-K requires disclosure of all specific items of corporate performance that are used for setting compensation policies and making compensation decisions. Since it does not appear as though you are invoking Instruction 4 to exclude disclosure of the ROCE goals and because, as you indicate, the performance objective is decipherable from disclosure already contained in the Compensation Discussion and Analysis, we believe you should specifically identify the goals when discussing awards under the long-term incentive plan. Please clarify.
     Stanley respectfully confirms to the Staff that, in future filings, Stanley will specifically identify the ROCE goals used for awarding LTIP performance units for the completed performance period.
*          *          *

     Should you have any questions concerning the foregoing, please contact either of the undersigned at the numbers listed on the cover page of this letter.
Sincerely,
/s/ Robert I. Townsend, III
Robert I. Townsend, III
/s/ Mark I. Greene
Mark I. Greene
Jay Ingram
  Legal Branch Chief
    Division of Corporation Finance
      U.S. Securities and Exchange Commission
        100 F Street, N.E.
          Mail Stop 4361
            Washington, D.C. 20549
Copies to:
Chambre Malone
Jeffrey Gordon
Rufus Decker
U.S. Securities and Exchange Commission
Bruce H. Beatt
The Stanley Works
Charles E. Fenton
The Black & Decker Corporation
Glenn C. Campbell
Hogan & Hartson LLP
Christopher R. Johnson
Miles & Stockbridge P.C.